Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-208584

October 12, 2016

Azure Power Global Limited

Issuer:	Azure Power Global Limited

Size:	$61,363,638

Total shares offered:	3,409,091 equity shares (2,242,424 primary/1,166,667 secondary)

Underwriters’ option:	511,364 equity shares

Price to public:	$18.00 per equity share

Trade date:	October 12, 2016

Closing date:	October 17, 2016

Other:	The Issuer has agreed to pay all underwriting discounts and commissions applicable to the sale of the equity shares of the selling shareholders incurred in connection with the sale, which is approximately $1.47 million.

The issuer has filed a registration statement (including a prospectus with the SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling or emailing Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, barclaysprospectus@broadridge.com, 888-603-5847; Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, NY 10010, 800-2211037, newyork.prospectus@credit-suisse.com; or Roth Capital Partners, LLC, 888 San Clemente Drive, Newport Beach, CA 92660, Attn: Equity Capital Markets, 800-678-9147 or rothecm@roth.com.

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